*




Room 4561
      February 3, 2006

Mr. Clifton L. Cooke
Chief Executive Officer
SYS
5050 Murphy Canyon Road
San Diego, California 92123

      Re:	SYS
      Form 10-KSB for the Fiscal Year Ended June 30, 2005
		Filed September 28, 2005
      File No. 1-32397

Dear Mr. Cooke:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Form 10-KSB for the Fiscal Year Ended June 30, 2005

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition

1. We note that you provide services under fixed-price contracts.
Please describe the nature of these services and tell us how you concluded that using the percentage of completion method to
recognize
revenue is appropriate. Specifically address footnote 1 to SOP 81-
1
that prohibits the use of contract accounting for service transactions.

2. You disclose that you offer multiple element arrangements that may include a combination of ASP services, consulting services and equipment sales. Please describe these arrangements in more detail and provide us with your related revenue recognition policies for each element. As part of your response, explain how you comply with separation and allocation provisions of EITF 00-21.

Note 6. Notes payable

3. With regard to your various issuances of warrants and convertible notes, tell us how you considered the guidance in SFAS 133 and EITF
00-19 in determining how to classify and measure these instruments in your financial statements. Your response should clearly set forth your analysis of all of the terms of each transaction and how your accounting and classification complies with the applicable accounting guidance. Refer to Staff guidance on this topic in Section II.B. of
Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at. http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451
or me at (202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Mr. Clifton L. Cooke
SYS
February 3, 2006
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